Exhibit 99.1

Dejour Energy Granted NYSE MKT Listing Extension on Compliance Plan

Vancouver BC, January 27, 2014 – Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, is pleased to report that pursuant to a notice received on November 21, 2013 from the NYSE MKT staff indicating that because the Company:

1.	Was below certain of the Exchange’s continued listing standards due to reported stockholders’ equity of US$3,974,882 as at September 30, 2013 being less than US$4,000,000 and reported net losses in three of its four most recent fiscal years; and
2.	Reported stockholders’ equity of US$3,974,882 as at September 30, 2013 less than the US$6,000,000 minimum requirement, and reported net losses in its five most recent fiscal years, being sustained losses which were substantial in relation to its overall existing financial resources; and
3.	That it appeared questionable, in the opinion of the NYSE MKT, as to whether the Company would be able to continue operations and/or meet its obligations in the future, as set forth in Section 1003 (a) (ii) (iii) (iv) of the NYSE MKT Company Guide.

The Company was afforded the opportunity to submit a plan of compliance to the Exchange and on December 23, 2013, January 10, 2014 and January 23, 2014 presented that plan to the Exchange.

On January 27, 2014, the Exchange notified the Company that it has accepted the Company’s plan of compliance and granted the Company an extension until April 4, 2014 for Section 1003 (a) (iv) and May 22, 2015 for Section 1003 (a) (ii) (iii) to regain compliance with the continued listing standards.

The Company will be subject to periodic review by Exchange Staff during the extension period. Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in delisting from the NYSE MKT LLC.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (approximately 80,000 net acres) and Peace River Arch regions (approximately 7,500 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

Follow Dejour Energy’s latest developments on:

Facebook http://facebook.com/dejourenergy and Twitter @dejourenergy